SECUR[illegible] 15048775 [illegible]ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section MAR 12 2015 Washington DC 409

SEC FILE NUMBER
8- 30673

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIRST LIBERTIES SECURITIES INC D/B/A FIRST LIBERTIES FINANCIAL

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

369 LEXINGTON AVENUE, SUITE 311
(No. and Street)

NEW YORK	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JANOVER LLC
(Name – *if individual, state last, first, middle name*)

485 MADISON AVENUE, 9TH FLOOR NEW YORK, NY 10022
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

CP 3/16/15

PP 3/18/15

OATH OR AFFIRMATION

I, HILARY BERGMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIRST LIBERTIES SECURITIES, INC. D/B/A FIRST LIBERTIES FINANCIAL, as of DECEMBER 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

3/11/15

Notary Public

CHRISTOPHER J KING
Notary Public, State of New York
No. 01KI6279721
Qualified in New York County
Commission Expires May 13, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

First Liberties Securities, Inc.
D/B/A First Liberties Financial

Financial Statement

For the Year Ended December 31, 2014

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

FIRST LIBERTIES SECURITIES, INC.
D/B/A FIRST LIBERTIES FINANCIAL
DECEMBER 31, 2014

Table of Contents

JANOVER LLC
Certified Public Accountants • Advisors

Report of Independent Registered Public Accounting Firm

To Board of Directors
First Liberties Securities, Inc.
(D/B/A First Liberties Financial):

We have audited the accompanying statement of financial condition of First Liberties Securities, Inc. (D/B/A First Liberties Financial) as of December 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement. First Liberties Securities, Inc. (D/B/A First Liberties Financial)'s management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of First Liberties Securities, Inc. (D/B/A First Liberties Financial) as of December 31, 2014, in accordance with accounting principles generally accepted in the United States of America.

Janover LLC

New York, New York
March 11, 2015

FIRST LIBERTIES SECURITIES, INC.
D/B/A FIRST LIBERTIES FINANCIAL
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS:		
Cash	**$**	**266,662**
Accounts receivable		**150,296**
Due from broker		**65,639**
Prepaid expenses		**61,009**
Due from parent		**18,130**
Investment in warrants		**726**
Other assets		**6,523**
TOTAL ASSETS	**$**	**568,985**
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES:		
Accounts payable and accrued expenses	**$**	**322,210**
COMMITMENTS AND CONTINGECIES		
STOCKHOLDER'S EQUITY:		
Common stock; $10 par value, 1,000 shares authorized, issued and outstanding		**10,000**
Additional paid-in capital		**381,219**
Accumulated deficit		**(144,444)**
TOTAL STOCKHOLDER'S EQUITY		**246,775**
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$**	**568,985**

See Notes to Financial Statement

FIRST LIBERTIES SECURITIES, INC.
D/B/A FIRST LIBERTIES FINANCIAL
NOTES TO FINANCIAL STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2014

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS:

First Liberties Securities, Inc. (D/B/A First Liberties Financial) (the "Company") was incorporated in the state of New York in October 1983. The Company is a wholly owned subsidiary of Pelion Financial Group, Inc. (the "Parent"), which acquired it on March 10, 2010. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of both the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investors Protection Corporation ("SIPC") since February 14, 1984.

The Company is authorized to engage in transactions in listed and over-the counter corporate equities securities, corporate debt securities, mutual funds, government securities, municipal securities, variable life insurance, annuities, tax shelters or limited partnerships in primary distributions, interests in mortgages or other receivables and options. The Company introduces its accounts on a fully-disclosed basis. The Company is also authorized to act as a placement agent for securities offerings, an underwriter or selling group participant for corporate securities (other than mutual funds) and perform investment advisory services.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation
The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Accounts Receivable
The Company carries its accounts receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts based on history of past write-offs and collections and current credit conditions. No allowance for doubtful accounts was required at December 31, 2014.

Revenue Recognition
Trading gains and losses, commissions, and related clearing expenses are recorded on a trade-date basis.

Private placement fees are earned when the placement is completed and the income is reasonably determinable.

Underwriting fees include gains/losses and fees net of underwriting expenses arising from securities offerings in which the Company acts as an agent. Underwriting fees are earned when the transactions are completed and the income is reasonably determinable.

Investment advisory fees are recognized when earned based on the terms of their respective agreements.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Valuation of Investments

In accordance with ASC 820, Fair Value Measurements and Disclosures, the Company discloses the fair value of its investments in a hierarchy that prioritizes the inputs to valuation techniques used to measure the fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation (Level 3 measurements). This guidance provides three levels of the fair value hierarchy as follows:

- Level 1 - Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;
- Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, at the measurement date, including inputs in markets that are not considered to be active;
- Level 3 - Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" requires significant judgment by the Company. The Company considers observable data to be market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market. The following is a summary of the financial assets measured at fair value as of December 31, 2014:

Description	Level 1	Level 2	Level 3	Total
Securities owned				
Warrants	$ -	$ -	$ 726	$ 726
	$ -	$ -	$ 726	$ 726

There were no transfers between Level measurements during the year ended December 31, 2014. There were no other financial assets or liabilities measured at fair value under ASC 820 as of December 31, 2014.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Income Taxes
The Company accounts for income taxes in accordance with FASB ASC 740 "Income Taxes." Federal and state income taxes are calculated and recorded on the current period's activity in accordance with the tax laws and regulations that are in effect. Deferred tax assets and liabilities are recognized based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities, using enacted tax rates in effect in the years the differences are expected to reverse. Deferred income tax benefit (expense) results from the change in net deferred tax assets or deferred tax liabilities. A valuation allowance is recorded when it is more likely than not that some or all deferred tax assets will not be realized.

The Company accounts for uncertainties in income taxes under the provisions of FASB ASC 740-10-05, "Accounting for Uncertainty in Income Taxes" ("ASC"). The ASC clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. The ASC prescribes a recognition threshold and measurement attitude for the financial statement recognition and measurement of as tax position taken or expected to be taken in a tax return. The ASC provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and such differences could be material.

Subsequent Events
The Company has evaluated subsequent events and transactions through the date of the report of independent registered public accounting firm, and determined that there are no material events that would require disclosure in the Company's financial statements.

NOTE 3 – NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2014, the Company had net capital of $145,359, which was $45,359 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 2.22 to 1.

NOTE 4 – CONCENTRATIONS OF CREDIT RISK:

Cash
The Company maintains principally all cash balances in one financial institution which, at times may exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure to the Company is solely dependent upon daily bank balances and the respective strength of the financial institution. The Company has not incurred any losses on this account. At December 31, 2014, the amount in excess of insured limits was $16,662.

Revenue
During the year ended December 31, 2014, two customers accounted for $1,507,575 or 34% of the Company's income. As of December 31, 2014, uncollected revenues from these customers were $30,000.

NOTE 5 – DUE FROM BROKER:

Due from broker represents amounts due from a clearing organization, which included clearing deposit of $62, 517 at December 31, 2014.

NOTE 6 – RELATED PARTY TRANSACTIONS:

During the year ended December 31, 2014, the Company paid $18,130 of operational expenses on behalf of its Parent company. At December 31, 2014, the Parent owed the Company $18,130.

NOTE 7 – INCOME TAXES:

The Company's operations are included in the consolidated tax returns of its Parent. As the Parent has incurred consolidated taxable losses, no income taxes have been allocated to the Company by the Parent. As such, no provision for federal, state and local income taxes have been reflected in the accompanying financial statements.

The Company accounts for uncertainties in income taxes under the provisions of FASB ASC 740-10-05, "Accounting for Uncertainty in Income Taxes" ("ASC"). The ASC clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. The ASC prescribes a recognition threshold and measurement attitude for the financial statement recognition and measurement of as tax position taken or expected to be taken in a tax return. The ASC provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. At December 31, 2014, the Company had no material unrecognized tax benefits and has not recorded any provisions for accrued interest and penalties related to uncertain tax positions.

The Company's Parent files federal, state and local income tax returns subject to varying statutes of limitations. The tax years subsequent to 2010 generally remain subject to examination by the respective tax authorities.

NOTE 8 – COMMITMENT:

The Company subleases its office space in New York City from its Parent on a month-to-month basis. Rent expense, including sundry services charges, for the year ended December 31, 2014 amounted to $54,545.

NOTE 9 – CLEARING BROKER INDEMNIFICATION:

In the normal course of business, customers may sell securities short. Subsequent market fluctuations may require the clearing broker to obtain additional collateral from the Company's customers. It is the policy of the clearing broker to value the short positions daily and to obtain additional deposits were deemed appropriate. The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company.

NOTE 1O – RECENT REGULATORY DEVELOPMENT:

In July 2013, the SEC adopted amendments to its broker-dealer reports rules, which will now require, among other things, that audits of all SEC-registered broker-dealers be conducted under Public Company Accounting Oversight Board ("PCAOB") standards for fiscal years ending on or after June 1, 2014, effectively replacing the American Institute of Certified Public Accountants with the PCAOB as the auditing standard-setter for auditors of broker-dealers, and replacing Generally Accepted Auditing Standards with PCAOB standards for broker-dealers that are subject to audit. Broker-dealers will be required to file either compliance reports or exemption reports, as applicable, and file reports of independent registered public accounting firm covering compliance reports or exemption reports (prepared in accordance with the PCAOB standards). Additionally, effective December 31, 2013, if a broker-dealer is a SIPC member firm, broker dealer audited financial statements will also be required to be submitted to SIPC, and broker dealers will be required to file a new quarterly Form Custody.

In addition, SEC adopted amendments to various financial responsibility rules. For a broker dealer such as the Company, these amendments were mostly technical in nature and effectively ratified various interpretive and no-action positions taken by SEC staff over many years or which conformed to existing practices or self-regulatory organization rules.

Management has evaluated the implications of the amendments to the broker-dealer reports and the financial responsibility rules and does not expect that the adoption of the amendments will have a material impact on the Company or its financial statements.

FIRST LIBERTIES SECURITIES, INC.
D/B/A FIRST LIBERTIES FINANCIAL
NOTES TO FINANCIAL STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2014

NOTE 11 – CONTINGENCIES:

The Company is subject to two ongoing customer arbitrations through FINRA arbitration. As of December 31, 2014, $50,000 has been accrued to provide for any liability from these arbitrations. There was no final outcome on either of these matters as of the date of this report. The Company does not expect the result of either outcome to materially affect its financial position.

As of December 31, 2012, the Company (i) had a capital deficiency, (ii) determined that it's December 31, 2012 FOCUS report was incorrect and (iii) had internal control deficiencies. These were all reported to the FINRA which has made ongoing inquiries. As of the date of this report, FINRA has open files relating to activities of individual independent contractors of the Company. Management does not know what action, if any, FINRA, will take with respect to these inquiries. No effect of any such action has been reflected in the financial statements.